Exhibit 99.1

TEEKAY GROUP ANNOUNCES

CHANGES TO BOARDS OF DIRECTORS

Hamilton, Bermuda, December 9, 2024 - Teekay Corporation Ltd. (Teekay) (NYSE:TK) and Teekay Tankers Ltd. (Teekay Tankers) (NYSE:TNK) announced today the following changes to their respective Boards of Directors, which are effective as of December 31, 2024. The changes further streamline and simplify the Teekay Group, and align with the previously announced goal of having Teekay Tankers serve as the sole operating platform within the Teekay Group and Teekay focusing on managing its controlling interest in Teekay Tankers:

Teekay Board Changes

•

David Schellenberg and Alan Semple will be stepping down as Directors of the Teekay Board of Directors (Teekay Board), and as Board Chair and Audit Committee Chair, respectively, in order to serve as independent Directors on the Teekay Tankers Board of Directors (Teekay Tankers Board) and for Mr. Semple to serve as Chair of the Teekay Tankers Board’s Audit Committee.

•

The Teekay Board has appointed Poul Karlshoej, nephew of our late founder, Torben Karlshoej, and son of Teekay’s former Chairman Emeritus, Axel Karlshoej, to fill the vacancy as a Director of the Teekay Board that will be created upon the resignation of Mr. Schellenberg. The Teekay Board has elected not to fill the remaining vacancy, and, as a result, the size of the Teekay Board will be reduced from the current six members to five members.

•	The Teekay Board has appointed current director, Heidi Locke Simon, to take over as Chair of the Teekay Board and Chair of the Teekay Board’s Audit Committee.

Teekay Tankers Board Changes

•	Richard du Moulin, Director, and Sai Chu, Director, are retiring from the Teekay Tankers Board.

•	Messrs. Semple and Karlshoej will join the Teekay Tankers Board to fill these two vacancies. Mr. Semple will also serve as the Chair of the Teekay Tankers Board’s Audit Committee.

•

Kenneth Hvid, President and CEO of Teekay and Teekay Tankers, will be stepping down from his role as Chair of the Teekay Tankers Board, but will remain as a Director on each Board. The size of the Teekay Tankers Board will be increased from five members to seven members. The two newly created positions will be filled by current Teekay Board members, Heidi Locke Simon and Rudolph Krediet. The Teekay Tankers Board has selected Ms. Locke Simon to take over as Chair of the Teekay Tankers Board.

“On behalf of the Teekay Tankers Board, we would like to thank Rich and Sai for their significant contributions to the Teekay Tankers Board over the years,” commented Heidi Locke Simon. “Rich has provided valuable insight and leadership since Teekay Tankers’ initial public offering in 2007, growing the fleet from nine vessels to over 45 vessels today, and both Rich and Sai have been instrumental in successfully navigating Teekay Tankers through challenging years and positioning us to thrive during the current market upcycle.”

“I’d also like to thank both David and Kenneth for their excellent leadership as Chairs of the Teekay and Teekay Tankers Boards. I’m grateful to be stepping into their positions at a time when the Teekay Group is well-positioned for the future and I look forward to continuing to work with them both in their respective Board roles. In addition, I welcome Poul to both Boards and Rudolph and Alan to the Teekay Tankers Board, and I look forward to continuing our work together.”

Heidi Locke Simon

Ms. Locke Simon joined the board of Teekay Corporation Ltd. in 2017 and currently serves as the Chair of the Compensation and Human Resources Committee and as a member of the Audit and Nominating and Governance Committees. She also served on the board of Teekay GP LLC, the general partner of Teekay LNG Partners LP (now known as Seapeak LLC), from June 2021 until Stonepeak’s acquisition of Seapeak in January 2022. Ms. Locke Simon brings over 30 years of experience to these roles. She was formerly a partner at Bain & Company and an Investment Banking Analyst at Goldman Sachs. Ms. Locke Simon has served as a Director of Compass Diversified Holdings (NYSE:CODI) since July 2023, where she is also a member of the Audit Committee. She has experience as Board Chair serving on several private company and non-profit organization boards. Ms. Locke Simon holds an MBA from Harvard Business School and has completed various certifications in governance (including cybersecurity governance).

Poul Karlshoej

Mr. Karlshoej has served as a Board Observer on the Teekay Corporation Ltd. board since 2019 and the Teekay Tankers Ltd. board since 2021. Prior to these roles, he also served in various business development, commercial management and chartering roles within the Teekay Group in its offshore and tanker segments since 2007. Mr. Karlshoej joined Anholt Services (USA) Inc., a wholly-owned subsidiary of Kattegat Trust, which oversees the trust’s globally diversified investment portfolio, in 2018, and currently serves on its Investment Committee. In addition, Mr. Karlshoej is involved in a number of commercial ventures in real estate development and agriculture, both as an owner and investor. Mr. Karlshoej graduated from Colorado State with a degree in Agriculture Business in 2006.

Alan Semple

Mr. Semple has served as a Director of Teekay Corporation Ltd. since 2015 and currently serves as the Chair of the Audit Committee. He previously served on the board of Teekay GP LLC, the general partner of Teekay LNG Partners LP (now known as Seapeak LLC), from May 2019 until Stonepeak’s acquisition of Seapeak in January 2022. Mr. Semple brings over 30 years of finance experience, primarily in the energy industry, to these roles. He was formerly a Director and Chief Financial Officer at John Wood Group PLC (Wood Group), a provider of engineering, production support and maintenance management services to the oil and gas and power generation industries, a role he held from 2000 until his retirement in 2015. Prior to this, Mr. Semple held a number of senior finance roles in Wood Group from 1996. Mr. Semple currently serves on the board of Cactus, Inc. (NYSE:WHD), where he is the Chair of the Audit Committee. He also served as a Director and Chair of the Audit Committee of Cobham PLC (LSE: COB) until 2018. Mr. Semple graduated from the University of Strathclyde (Glasgow, Scotland) in 1979 with a Bachelor of Arts degree in Business Administration and is a member of the Institute of Chartered Accountants of Scotland.

Rudolph Krediet

Mr. Krediet joined the board of Teekay Corporation Ltd. in 2017 and brings over 20 years of experience as a financial investment professional to this role. He has served as a partner at Anholt Services (USA) Inc., a wholly-owned subsidiary of Kattegat Trust, which oversees the trust’s globally diversified investment portfolio, since 2013. Mr. Krediet acted as Principal at Compass Group Management LLC, the manager of Compass Diversified Holdings (NYSE: CODI), from 2010 to 2013, and as Vice President from 2006 to 2009. He acted as Vice President at CPM Roskamp Champion, a global leader in the design of manufacturing of oil seed processing equipment, from 2003 to 2004. Mr. Krediet has an MBA from the Darden Graduate School of Business at the University of Virginia.

About Teekay

Teekay is a leading provider of international crude oil marine transportation and other marine services. Teekay provides these services directly and through its controlling ownership interest in Teekay Tankers Ltd. (NYSE: TNK), one of the world’s largest owners and operators of mid-sized crude tankers. The consolidated Teekay entities manage and operate approximately 62 conventional tankers and other marine assets, including vessels operated for the Australian government. With offices in eight countries and approximately 2,200 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading energy companies.

Teekay’s common shares trade on the New York Stock Exchange under the symbol “TK”.

About Teekay Tankers

Teekay Tankers has a fleet of 42 double-hull tankers (including 24 Suezmax tankers and 18 Aframax / LR2 tankers), and has six time chartered-in tankers. Teekay Tankers’ vessels are typically employed through a mix of spot tanker market trading and short- or medium-term fixed-rate time charter contracts. Teekay Tankers also owns a VLCC through a 50 percent-owned joint venture. In addition, Teekay Tankers owns a ship-to-ship transfer business that performs full-service lightering and lightering support operations in the U.S. Gulf and Caribbean. Teekay Tankers was formed in December 2007 by Teekay Corporation Ltd. as part of its strategy to expand its oil tanker business.

Teekay Tankers’ Class A common shares trade on the New York Stock Exchange under the symbol “TNK”.

For Teekay Investor Relations

enquiries contact:

E-mail: investor.relations@teekay.com

For Teekay Tankers Investor Relations

enquiries contact:

E-mail: TeekayTankers@IGBIR.com

Website: www.teekay.com

Forward-Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including the expected Board of Directors’ changes described in the release and the timing thereof. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement. Teekay and Teekay Tankers expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Teekay’s or Teekay Tankers’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.